United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 30, 2026		Director of Investor Relations

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June 30th, 2026

Disclaimer

"This presentation includes statements that may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 ("PSLRA"). Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "may," "will," "plan," "intend," "estimate," "target," "ambition," "potential," and similar expressions. Those statements appear in a number of places in this presentation and may include statements regarding our intent, belief or current expectations with respect to:

(a) the countries where we operate, especially Brazil and Canada;

(b) the global economy;

(c) the capital markets;

(d) mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources; and;

(g) other factors or trends affecting our financial condition, liquidity, results of operations, business strategy, capital allocation, sustainability commitments and growth prospects.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from our plans, objectives and expectations.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

This cautionary statement is also applicable to any oral forward-looking statements made by or on behalf of Vale in connection with this presentation . Vale does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. This presentation may also include certain financial measures that are not prepared in accordance with IFRS accounting standards. We present these measures because we believe they provide useful information to investors regarding our financial condition and results of operations. Non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS accounting standards"

VALE

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Thiago Lofiego

Director of Investor Relations, JVs and Energy

Vale's strategy
Connecting today to tomorrow

Our ambition

Leading value creation in the mining industry through **ethical and sustainable practices**

Our business

Iron Ore

Leading global iron ore production and driving steel decarbonization with the most competitive costs and customer-centric flexibility

Copper

Accelerating growth to double production

Nickel

Focus on operational efficiency


Cultural Evolution
Safety
Innovation
People
Our levers
Trusted Partner
Sustainability
Communication
Institutional Engagement
Superior Portfolio
Operational Excellence
Capital allocation
Licensing
Projects

Making solid progress on key themes

Safety

Cultural transformation

-40% in **high-potential recordable injuries** in 5M26 vs. 5M25

80% of dams removed from any Emergency Level, with **no dams at the highest level**

Integral Reparation

67% Mariana
Integral Agreement "to perform" obligations completed[1];

83% Brumadinho
Global Settlement performed[1]; obligations "to pay" to be completed in 2026

Vale of the Future

New Carajás program

Aligning growth in critical minerals with sustainability

26 Mt of iron ore produced from **circular sources** in 2025

CO_2

-25% **scope 1 & 2 emissions**[2]
Target: -33% by 2030

-8% **scope 3 emissions**[3]
Target: -15% by 2035



[1] Data as of May 31st, 2026. [2] Base-year 2017 [3] Base-year 2018.



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Rafael Bittar

Technical EVP

Cultural transformation: *The pathway to achieve our purpose*



Our Culture
Obsession with safety and risk management
Take care of one another
Learn from our mistakes and accomplishments
Apply the most suitable practices and technologies
Act and lead with humbleness and respect
Promote psychological safety
Create a diverse and inclusive environment, with open and transparent dialogue
Collaborate as one team
Deliver superior results through planning and discipline
Manage resources efficiently
Simplify processes and apply continuous improvement
Develop our people
Keep an external outlook with an entrepreneurial vision
Operate with a customer-centric focus
Innovate to accelerate mining of the future
Adapt strategy with agility
Foster dialogue with society
Strengthen reliable relationships
Act responsibly towards our planet
Act in partnership for territorial development
Behaviors
VALE

- **2026+** — **Reinforcing the Cultural Evolution**
- **2025** — *Evolution of the Cultural Narrative*
- **2024** — *2nd Cultural Diagnosis Survey*
- **2023** — *Culture in Practice*
- **2019** — *Cultural Diagnosis*

Advancing towards an accident-free work environment

High-potential recordable injuries – N2[1] (unit)



30
14
11
5
3
-90%
-40%
2020
2024
2025
5M26

Focus on preventing high-potential events

2024: N3 Priority[2]

Reinforcing the preventing mindset before accidents materialize



181
-29%
129
5M25
5M26

2025: CRM[3] implemented across 100% of maintenance areas

Fatalities prevention tool leveraging inspections and conversations, with over 1M verifications[4] completed during the first 18 months of implementation



[1] N2 = Lost time or restricted work with fatality potential or Actual life changed events. Historical data has been updated to reflect the current methodology being used to reflect market practices and for comparability against our main peers. [2] N3 Priority are N3 associated to CAR (Critical Activities Requirements), with energy release and person almost hit. It is helpful to guarantee the implementation of actions plans to prevent the occurrence of N1 or N2 events (N3 = events with high potential that causes First aid, medical treatment and other high potential events). [3] CRM (Critical Risk Management = Methodology that prevents fatalities, strengthens our safety conversations, and helps us ensure that everyone returns home safely. [4] Verifications are conducted before all fatality-risk activities and are not necessarily linked to identified issues. The higher the number of preventive checks, the lower the risk of a high-potential event materializing. All the numbers are considering the total of Vale SA and Vale Base Metals.

Substantial progress in dam safety and tailings management

VALE

Governance

- Strengthen **3-line of defense** model
- **Geotechnical Risk Executive Committee**
- **Engineer** of Record
- **100%** of the population close to risk areas **removed**
- **New TDMS** (Tailings and Dams Management System)



Adoption of International Best Practices

- 3 Geotechnical **Monitoring Centers**
- **Hazard Identification and Risk Analysis (HIRA)** for dams and tailings facilities
- Improved technical **understanding** of Vale's dams ("As-is" project)
- **Adoption of GISTM (Aug/20)**



A new way to operate

- Upstream **dam elimination program**
- **New way to operate** alternatives to tailings – **Filtered Tailings**
- Co-products



GISTM & GTMI[1]

World-class standards and processes

2023–2026


GLOBAL INDUSTRY STANDARD ON TAILINGS MANAGEMENT
Aug. 2025: Vale in conformance[2] with GISTM
ICMM
UN
PRI

- Vale maintains **full conformance** with GISTM and prepares for GTMI certification, supported by independent auditors
- Vale plans to become a GTMI-signatory[3]

Cultural Transformation Journey

[1] Global Tailings Management Institute, with criteria agreed by the International Council on Mining and Metals' Tailings Advisory Group (ICMM). [2] With action plans in progress (for tailing dams). [3] Pending opening the signatory process.

No dam at emergency level 3 in our portfolio



Maravilhas II Dam

VALE

Upstream dam decharacterization program



30
Total program
19
2019–2025
-63%
11
Remaining structures to eliminate
3
2026–2027
8
2028+
~US$ 4.8 billion[1]
($2.6 billion disbursed)

Dams at emergency level[2]



Level 3
Level 2
Level 1
35
7
24
2020[3]
-80%
7
4
3
Jun–2026
5
4
1
Dec–2026

[1] Including disbursements as of March 31st, 2026, and current provisions. [2] Dams include geotechnical facilities dedicated to mining processes. [3] Considering the highest number of structures at emergency level in 2020.

Reducing the need for dams and waste generation

Ore processing method

(%)



40
60
67
9
5
19
2015
2025
Production without tailings disposal in dams
(81% of production)
Tailings disposed in dams (wet processing)
Tailings disposed in pits (wet processing)
Filtration and dry stacking¹
Natural moisture

- Tailings generation **reduced** by 33%[2]
- **4 filtration** plants in operation
- **Dry tailings** used as co-products
- **Agera:** Commercialization of sustainable sand and development of new products

[1] Includes use of tailings for co-products. [2] 2025 vs. 2015.

Leading circularity program in the mining operation

Circular iron ore production[1]
(Mt)



% of total production
1%
4
2023
4%
13
2024
8%
26
2025
~10%
~30
2030 potential[1]

De-risking *production plan*

Positive sustainability impact
Lower emissions and less areas required for waste disposal

Coproducts
Transforming tailings into viable products

Tailings reprocessing
VGR dam case: turning legacy material into value

Waste processing
Capanema case: full production sourced by WH waste pile until 2028

Gelado

[1] Already included in Vale's production plan. Including fines and ROM.

We are building the mining of the future
connecting today to tomorrow


1

Smart
operations

Innovation and technology** supporting **safety culture** and **operational excellence


2

Minimally
invasive mines

*Minimizing impact through **responsible design** and **technology use***


3

Zero
waste, tailings & carbon

*Reducing the **need for dams**, increasing **circularity** and advancing in the **decarbonization agenda***


4

Value
sharing

*Promoting a **real and positive impact** on society*


5

Workforce
of the future

***Diverse**, adaptive, **purpose-driven** people*

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Grazielle Parenti

Sustainability EVP

Our sustainability strategy is built on three pillars


S11D


Society
Responsible operator
Climate & Nature
Sustainability strategy
Social license to operate
Improve people's lives
Create business value

Sharing value through the mining lifecycle

Project Exploration and Development

*Integrating Social-environmental risks **into decision-making** and **capital allocation.***

Operations

*Managing **human rights , building relationships with communities** and **reducing our impacts** (emissions, water, biodiversity).*

Mine Closure and Future Use

*Restoring land, **strengthening communities beyond mining***



*From sources to shelf, **with less carbon***

Mariana

Strong progress after the settlement



Rio Doce water quality similar to pre-breach[6]

Water monitoring of the Gualaxo River, of the Doce River basin, Minas Gerais

R$ 82 bn[1]

already disbursed in remediation and compensation

Pre-agreement actions

100% complete

"To perform" obligations

67% complete[2]

Includes resettlements, individual compensations (~94% completed[3]), the environmental recovery, among others



38
32
100
+R$
170 bn

"To pay" obligations

18% complete[2]

Funding government programs and compensatory actions over a 20-year period

Main milestones

Oct 2024	May 2026	Dec 2026	Jan 2027	2032	2042	2043
New Agreement Signed	~637k Individuals compensated[4] 99% of housing solutions delivered	Complete PICT[5] initiatives	Complete all compensation payments	Complete all civil works	Complete all environmental reparation	Complete "To Pay" obligations

Note: Information provided by Samarco as of May 31, 2026. [1] Includes Renova administrative expenses. [2] The % is the progress of the current financial estimates of the "To Perform" and "To Pay" obligations. [3] Considering the financial value of compensations. This percentage will change with the reopening of the PID. [4] Including emergency aid and adhesions to the Definitive Compensation Program (PID). [5] Indigenous Peoples and Traditional Communities (PICTs) [6] Water quality data undergoes quality control and is validated by environmental agencies responsible for overseeing the monitoring program.

Brumadinho

83%[1] of agreement performed

Pre-agreement actions
100%



19.9
6.3
R$
37.7 bn²
11.4

"To perform" obligations
53% complete[1]
97% adherence to project schedules

"To pay" obligations
98% complete[1]
Income transfer payments and projects to be executed by government authorities

Community trust improving gradually

Community trust[5]



44%
+14
p.p.
58%
2023
2025

Paraopeba water quality is similar or better than pre-breach[4]

Main milestones

- **2021** – Brumadinho Integral Reparation Agreement
- **May-26** – 83% complete[1]; ~R$ 29 bn in additional Agreements[3] *(73% completed)*
- **2026** – Complete 100% of the To Pay Obligations
- **2028** – 100% Tailing Removal from Paraopeba (46 km)
- **Feb-2031** – Complete 100% of the To Perform Obligations

Note: Data updated to May 21, 2026 [1] Financial progress. [2] As per the Integral Reparation Agreement settled in February 2021. Nominal amount. The total value considering IPCA (Brazilian consumer price index) adjustment is ~R$ 40 billion. [3] Emergency compensation, Community Centers, Parks, Water supply works and monitoring, tourism initiative, and individual compensation [4] The data is corroborated by monitoring by the Water Management Institute of Minas Gerais (Igam), a public body of the Government of Minas Gerais state. [5] % of respondents from affected communities in Brumadinho rating 7 or higher (on a 1–10 scale) when asked to what extent they consider Vale a trustworthy company. Survey conducted by the IPSOS Institute.

Our Commitments:
Strengthening our Social License to Operate

Resilient communities	– Support the uplifting of **half a million** people out **of extreme poverty** – **Support Indigenous communities** neighboring Vale to develop their **UNDPRI plans**[1]	~70k people **in the program since 2023.** 6 indigenous communities **With UNDPRI plans**
Climate and energy US$ 1.7 bn invested in mitigation and adaptation since 2020	– **Reduce Scopes 1 and 2** emissions by 33%[2] by 2030 – **Net zero** (Scopes 1 and 2) **by 2050** – **100% renewable energy** consumption globally by 2030 – **Reduce Scope 3** by 15%[3] by 2035	**Scopes 1 & 2:** 25% **reduced** **Renewable Energy:** 87% **Globally** (100% **in Brazil**) **Scopes 3:** 8% **reduced**
Forests and Water	– **Recover and protect + 500,000 ha of forest** outside our fence lines by 2030 – **Reduce freshwater intake by 27% by 2030**[4]	+ 225k ha **protected & recovered**

[1] United Nations Declaration on the Rights of Indigenous Peoples [2] Base year 2017. [3] Base year 2018. [4] The target considers the cumulative average specific use of new water.

Developing stronger communities; building on Human Rights and strengthening listening channels

VALE

Human Rights Integration

- 100% of workforce trained in Human Rights[1].
- **Independent HRDD in 100% of our operations[2]**
- Targets for Women[3] and black leadership[4] met
- High-risk tier 1 suppliers with mitigation measures[5]
- Grievance Mechanism – high turnaround rate[6]

Monitoring and Reporting

- **99% adherence to HR Due Diligence corrective plans**
- 100% response rate to allegations received by the BHRRC[4]
- Adherence to VPI, ICMM, InPacto, Childhood Brasil

Resilient Communities

- **Living Wage Program: 100% of Vale's direct employees**
- 100% of priority communities with Relationship Plans by 2026[7]
- Supporting 500k people out of extreme poverty


Brumadinho

[1] employees, contractors and Corporate Security forces
HRDD = Human Rights Due Diligence [2] Achieved 45,1% one year earlier (2025). [3] Achieved commitment one year earlier (2025). [4] BHRRC = Business and Human Rights Resource Center. [3] Response return rate of max 10 days
100% of the 147 communities considered priority in Brazil with CRP.

Climate

Focus on energy security and diversification with biofuels

Already zero scope 2 in Brazil

Ethanol and battery electric engines for off-road trucks (testing)

Biodiesel: B30 testing in mines and B50 in railways

Feasibility analysis of biofuels and innovative technologies for our pelletizing processes

Note: The fuel diversification initiatives referenced are exploratory and under evaluation, representing elements within a broader solutions portfolio that may support the Company's targets | [1] Market based.

Initiatives

Scopes 1 & 2



Biodiesel B30
VALE
566
CAT
Teste Biodiesel B30

Mariana Complex, Minas Gerais state

Climate

Innovation and partnerships to decarbonize the value chain

Initiatives

Scope 3

Low-carbon fuels for vessels

- **Triple Fuel Engines (energy security)**
- **2nd Generation Guaibamax**

Use of AI predictive solutions for shipping optimization

Developing competitive solutions for greener steelmaking

- **Agglomerates[1]**
- **Mega Hubs**


SEA ZHOUSHAN

70–90% CO_2 **emissions reduction**

World's first ethanol-powered, ocean-going vessels

Note: The fuel diversification initiatives referenced are exploratory and under evaluation, representing elements within a broader solutions portfolio that may support the Company's targets, without constituting specific public commitments | [1]Pellets and Briquetting

Nature: Biodiversity and Water

Leaving a positive legacy for nature and people

VALE

Vale protects ~1.1 million hectares



1973
2020
100 km
100 km
Forest
Protected area
Pasturelands
Mining area

Biodiversity

Forest Goal: recover and protect 500k ha

- Partnerships to advance on protection and restoration

Seeking no net loss:

- Simple and robust metrics to monitor biodiversity

Not operate in UNESCO Natural World Heritage Sites

Water

Target: reduce freshwater intake by 27%[2] by 2030: 32%[2] reduction in 2025

- 84% of water demand is met through reused water
- CDP water security score of A- leading current best practice among major peers

[1] – 977k ha in protected areas GRI 304-3 based on IUCN concept, reported and audited yearly + 85k ha REDD+ protected forest + 46k ha Reserva Legal [2] From a 2017 baseline

Advancing ESG ratings through solid progress and transparent disclosure

MSCI



BB
B
B
CCC
Average
Laggard
Laggard
Laggard
2018
2019
2023
Today

Scale: CCC to AAA; the higher, the better

Sustainalytics



High risk
High risk
54,5
High risk
Medium risk
36,5
34
23,2
2018
2019
2023
Today

Scale: 0 – 100; the lower, the better

ISS (Governance)



10
8
1
1
2018
2019
2023
Today

Scale: 1 – 10; the lower, the better



Rio Doce

Pioneering on Transparency

- ISSB
- TNFD
- CDP
- GHG Emissions Report


Tubarão

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